UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                                            Commission File Number 2-76262-NY


                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K and Form 10-KSB  |_| Form 11-K   |_| Form 20-F
|_| Form 10-Q   |_| Form N-SAR

               For Period Ended: November 30, 1996

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:_________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

                        Laser Master International, Inc.
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                            Full Name of Registrant


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                           Former Name if Applicable

                               1000 First Street
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           Address of Principal Executive Office (Street and Number)

                           Harrison, New Jersey 07029
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                            City, State and Zip Code


                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|_|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|X|   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.


                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Registrant was advised by its auditing firm that the auditing was unable to finalize the audit for the year end as a result of not receiving third party confirmation. Attached hereto is a letter from Goldstein and Morris the Registrant's accounting firm confirming the within.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Joseph Baratta                                 212        750-9700
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       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Laser Master International, Inc.
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                  (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


Date February 18, 1997            By /s/ Abraham Klein
     -----------------------         ----------------------------------------
                                     Abraham Klein - Executive V/P


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

                                       February 28, 1997

Laser Master International, Inc.
  and Subsidiaries
1000 First Street
Harrison, N.J. 07029

Attention:  Mr. Mendel Klein

          Re:  Laser Master International, Inc.

Dear Mr. Klein:

Please be advised that we are not able to complete our audit of your financial statements to permit you to complete and file your Form 10-KSB for the fiscal year ended November 30, 1996 inasmuch as we are not yet in receipt of certain third party confirmations and audit responses. However, we anticipate that such information will be received shortly which will permit us to complete our audit by the first week of March 1997.

We understand that you will include this statement in the Notification of Late Filing under Rule 12b-25 which you are filing with the Securities and Exchange Commission and we hereby consent to such inclusion.


                                       Very truly yours,

                                       GOLDSTEIN AND MORRIS, CPA'S P.C.



                                       By: /s/ Alan Goldberger
                                           --------------------------------
                                               Alan Goldberger